Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 8 DATED AUGUST 30, 2010

TO THE PROSPECTUS DATED APRIL 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2010, as supplemented by supplement no. 4 dated July 8, 2010, supplement no. 5 dated July 26, 2010, supplement no. 6 dated July 29, 2010, and supplement no. 7 dated August 13, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to purchase an office building containing 627,334 rentable square feet in Los Angeles, California.

Probable Real Estate Investment

Union Bank Plaza

On August 19, 2010, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire a 40-story office building containing 627,334 rentable square feet located on approximately 3.7-acres of land at 445 South Figueroa Street in Los Angeles, California (the “Union Bank Plaza”). The seller is not affiliated with us or our advisor. The purchase price of the Union Bank Plaza is approximately $208.0 million plus closing costs. We intend to fund the purchase of the Union Bank Plaza with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. If necessary, we may also utilize borrowings under existing credit facilities to fund the purchase of Union Bank Plaza. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Union Bank Plaza only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. If we fail to complete the acquisition, we may forfeit up to $6.0 million of earnest money.

The Union Bank Plaza was built in 1967, renovated in 1994 and is currently 96% leased to 36 tenants, including Union Bank, N.A. (“Union Bank”), which currently occupies 55% of the total rentable square feet. Upon commencement of a 16,801 square foot lease in December 2010, Union Bank will occupy 58% of the total rentable square feet. Union Bank is a commercial bank and is the primary subsidiary of UnionBanCal, the second largest commercial bank holding company headquartered in California. No other tenant occupies more than 10% of the total rentable square feet of the Union Bank Plaza.

The current annual effective base rent for the tenants of the Union Bank Plaza is approximately $16.3 million and the current weighted-average remaining lease term for the tenants is approximately 7.9 years. The current weighted-average rental rate over the lease term, which is calculated as the annualized base rent divided by the leased rentable square feet, is $33.27 per square foot.

Union Bank has several leases which expire on December 13, 2013 (16,801 square feet), August 16, 2015 (1,361 square feet) and January 31, 2022 (344,578 square feet) and the average rental rate over the lease terms is $36.88 per square foot, $40.09 per square foot and $42.25 per square foot, respectively. With respect to the lease that expires on January 31, 2022, Union Bank has two options to extend the terms of this lease for three, four, five, six or seven years per option term, provided that the combined renewal option terms do not exceed 10 years. If Union Bank elects to exercise its extension options, it must extend the lease on (i) the entire office premise (317,509 square feet) or (ii) no less than 200,000 rentable square feet consisting of full floors only plus either the entire or none of both the retail and vault space. Union Bank has an ongoing option to terminate its lease with respect to one or two full floors between February 1, 2012 and July 31, 2017, subject to a termination fee. Union Bank also has one additional full-floor expansion option between December 1, 2012 and November 30, 2013.

The average occupancy rate for Union Bank Plaza during each of the last five years was as follows:

Year	Average Occupancy Rate
2005	93%
2006	95%
2007	97%
2008	96%
2009	96%

The average effective annual rental rate per square foot for each of the last five years for the Union Bank Plaza was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2005	$21.10
2006	21.81
2007	23.58
2008	25.21
2009	26.17

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for the Union Bank Plaza by square footage and by annualized contractual base rent as of July 1, 2010.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2010	8	$850,186	5%	28,870	5%
2011	9	1,974,081	12%	70,942	12%
2012	5	925,752	6%	28,148	5%
2013	5	686,084	4%	20,035	3%
2014	4	1,053,765	6%	41,169	7%
2015	3	787,103	5%	29,006	5%
2016	2	478,817	3%	17,938	3%
2017	-	-	-	-	-
2018	1	121,668	1%	8,872	2%
2019	-	-	-	-	-
Thereafter	2	9,394,997	58%	341,598	58%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of July 1, 2010.

We believe the Union Bank Plaza is suitable for its intended purpose and adequately insured. If we acquire the Union Bank Plaza, we intend to make approximately $16.2 million of renovations and improvements to the Union Bank Plaza. We expect to fund these renovations and improvements with proceeds from shares of common stock sold under our dividend reinvestment plan. For federal income tax purposes, the cost of the Union Bank Plaza, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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